Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Tel: 202.739.3000

Fax: 202.739.3001

www.morganlewis.com

Laura E. Flores

202.739.5684

lflores@morganlewis.com

May 10, 2012

VIA Edgar Correspondence

Mr. Richard Pfordte

Ms. Kimberly Browning

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Rydex Series Funds (the “Trust”) – Post Effective Amendment No. 102
(File Nos. 033-59692 and 811-07584)

Dear Mr. Pfordte and Ms. Browning:

This letter responds to your comments conveyed to us during a telephone conference on February 15, 2011 relating to the Trust’s Post-Effective Amendment No. 102 (“PEA No. 102”), filed on December 15, 2010 for the purpose of introducing two new series to the Trust: the Global Macro Fund and the Global Managed Futures Strategy Fund (formerly, the “Managed Futures Alpha Fund”). While the following correspondence attempts to address your comments concerning the Global Macro Fund, our client has decided not to move forward with the Global Macro Fund at this time. Therefore, we did not include the Global Macro Fund in the 485(b) filing filed for the Global Managed Futures Strategy Fund on April 30, 2012 (via EDGAR Accession No. 0001193125-12-196774). At such time as our client decides to move forward with the Global Macro Fund, we will file any material changes in a 485(a) filing as appropriate. The following summarizes your comments, and our responses to those comments. Unless otherwise noted, capitalized terms have the same meaning as contained in the Fund’s Prospectus and/or Statement of Additional Information (“SAI”).

Prospectus Comments:

1.	Comment. For Funds that invest in derivatives that involve counterparties, please confirm whether 10%, 25% or more of a Fund’s net assets will be invested with any single counterparty. If 10% or more of a Fund’s assets are invested with a single counterparty, please disclose in the Prospectus the identity of the counterparty, its diversification status, and information pertaining to its credit quality. If 25% or more of a Fund’s assets are invested with a single counterparty, please include the counterparty’s financial statements together with those of the Fund.

Response. We have confirmed with our client that it is the Advisor’s practice to invest less than 10% of a Fund’s net assets with any single counterparty. The Advisor monitors the percentage of Fund assets invested with each counterparty on a daily basis. The Advisor also has implemented a number of safeguards to help mitigate the risks associated with counterparty arrangements, including negotiating monthly rate resets to prevent excessively large spreads.

Mr. Richard Pfordte

Ms. Kimberly Browning

May 10, 2012

2.	Comment. Add risk disclosure on the cover page of the Prospectus explaining that the Funds are subject to risks that are similar to those of hedge funds. The disclosure should resemble disclosure required of closed-end funds of hedge funds.

Response. We respectfully decline to include the additional requested disclosure because we believe that such disclosure is not required by Form N-1A nor warranted by the Funds’ investments. While the Funds do seek to generate investment performance that may be similar to certain common hedge fund investment strategies, the Funds are structured as open-end management companies and will seek to achieve their respective investment objectives using only investments and investment techniques that are suitable for an open-end management company and its rigorous liquidity requirements. Therefore, we do not believe that the Funds present the same risks as either hedge funds or closed-end funds of hedge funds, both of which have greater flexibility to use investment techniques and invest in instruments that may generate greater leverage and/or illiquidity than a fund structured as an open-end management company.

3.	Comment. Please confirm that each of the Global Macro Fund and Global Managed Futures Strategy Fund invests a substantial portion of its assets (i.e., at least 40% of its assets) in non-U.S. investments and then disclose how the Advisor determines what is a non-U.S. or foreign issuer.

Response. Neither the Global Macro Fund nor the Global Managed Futures Strategy Fund has adopted a policy, informal or otherwise, to invest at least 40% of its assets in non-U.S. investments and we are not aware of any requirement to do so. Therefore, we have not added the suggested disclosure. However, the Advisor does intend to invest each Fund’s assets in at least three different countries including the U.S. consistent with former SEC staff guidance. For purposes of each Fund’s investment in non-U.S. investments, any investments that are traded principally on a non-U.S. exchange will be considered non-U.S. investments.

4.	Comment. If the Funds’ short interest expense or short dividend expense is estimated to be in excess of 0.01%, please disclose the expenses in the Funds’ fee tables.

Response. To the extent the Funds engage in short sales activities we do not expect them to generate expenses in excess of 0.01%. If the Funds do so in the future we will include the requested line items in the Funds’ fee tables.

5.	Comment. Please confirm that the Funds’ contractual fee waiver arrangements do not provide for the Advisor’s ability to recoup expenses.

Response. We have confirmed with the Registrant that the Funds’ contractual fee waiver agreement does not provide for the Advisor’s ability to recoup expenses.

6.	Comment. In each Fund’s “Principal Investment Strategies” section, please refrain from using equivocal language (e.g., “range of,” “such as,” or “but not limited to”) in the descriptions of the investment strategies employed by each Fund and the types of financial instruments and securities each Fund may invest in as part of its principal investment strategy.

Mr. Richard Pfordte

Ms. Kimberly Browning

May 10, 2012

Response. As requested, we will remove equivocal language where possible; however, there may be some instances in which it is not possible to provide an exhaustive list or description. For example, the Advisor is not able to provide an exhaustive list of possible risk-management strategies that it may employ in the Funds in an effort to mitigate declines in the market price of the Funds’ shares and improve returns because the risk-management strategy employed will depend on the then-current market conditions, which may differ from market conditions experienced to date.

7.	Comment. Please add more detail to each Fund’s “Principal Investment Strategies” section, including when each type of investment will be used, how each type of investment will be used and the risks associated with each type of investment. In addition, please replace the word “primarily” with “principally.”

Response. We have revised each Fund’s “Principal Investment Strategies” section to provide additional detail about each Fund’s principal investment strategies.

8.	Comment. Disclose in Item 9 that the Funds’ investments in the Subsidiaries comply with the representations in the Man-Glenwood No-Action Letter (pub. avail. April 30, 2004). In addition, please confirm that the Subsidiaries’ financial statements are consolidated with those of the Funds. Please also disclose why the Funds invest in the Subsidiaries.

Response. We respectfully decline to disclose that the Funds’ investments in the Subsidiaries comply with the representations in the Man-Glenwood No-Action Letter because the Funds are not relying on the no-action relief granted in the Letter and because the arrangement described in the Letter is materially different from the Funds’ investment in the Subsidiaries. We note, however, that (i) the Advisor serves as adviser to the Subsidiaries as well as the Funds and is a registered investment adviser, (ii) the Funds will not in any way use the Subsidiaries to evade the provisions of the Investment Company Act of 1940, as amended (the “1940 Act”), (iii) that the assets of the Subsidiaries will be maintained at all times in the U.S. and in accordance with Section 17(f) of the 1940 Act, (iv) duplicate copies of the books and records of the Subsidiaries will be maintained at an office within the U.S. and the SEC staff will have access to such books and records consistent with the requirements of Section 31 of the 1940 Act and the rules thereunder, and (v) the Subsidiaries will designate an agent in the U.S. for service of process in any suit, action or proceeding before the SEC or any appropriate court.

We confirm that the Subsidiaries’ financial statements are consolidated with those of the Funds. Lastly, the Funds’ Prospectus currently discloses that the Subsidiaries, unlike the Funds, may invest without limitation in commodity-linked derivative instruments, and that the Funds’ investment in the Subsidiaries is expected to provide the Funds with exposure to the investment returns of global commodities markets. We believe this disclosure together with the disclosure in the “Tax Status of Each Fund” section fully explains why the Funds invest in the Subsidiaries and the tax implications of investing in the Subsidiaries. Therefore, we decline to add additional disclosure as requested.

9.	Comment. The SAI discloses that each Fund is authorized to borrow money as a temporary measure for extraordinary or emergency purposes in amounts not in excess of 5% of the value of the Fund’s total assets. Please add this or similar disclosure to the Funds’ Prospectus.

Mr. Richard Pfordte

Ms. Kimberly Browning

May 10, 2012

Response. We respectfully decline to add the suggested disclosure to the discussion of the Funds’ principal investment strategies because borrowing funds for investment purposes is not a principal investment strategy of the Funds. In fact, as a matter of practice, the Funds do not borrow for investment purposes and do not expect to do so in the future. Instead, the Funds achieve their leveraged exposure primarily through the use of derivatives. To clarify this point for shareholders, we have added the following disclosure to the discussion of borrowing in the Funds’ SAI: “While the Funds do not expect to borrow funds for investment purposes, each Fund reserves the right to do so.”

10.	Comment. Please disclose the extent to which each Fund will invest in leveraged investments.

Response. Each Fund reserves the right to obtain leveraged exposure through the use of derivatives to the extent permitted by the 1940 Act.

11.	Comment. Please disclose in the “Derivatives Risk” disclosure whether the Funds are exposed to unlimited losses when investing in leveraged instruments or if the Funds hedge the risk of loss in some manner.

Response. We have augmented the Funds’ “Derivatives Risk” and replaced the Funds’ “Leveraging Risk” in its entirety as follows:

DERIVATIVES RISK – The Fund’s investments in derivatives may pose risks in addition to those associated with investing directly in securities or other investments, including illiquidity of the derivatives, imperfect correlations with underlying investments or the Fund’s other portfolio holdings, lack of availability and counterparty risk. While the majority of the Fund’s derivative investments will be used to obtain exposure to the commodities markets, certain of the Fund’s derivative investments will be employed to hedge risk and limit leveraged exposure. There is no guarantee that such hedging strategies will be effective at managing risk. (Bold denotes new language.)

LEVERAGING RISK – The Fund derives substantially all of its commodities exposure from its investment in derivatives and other financial instruments that provide leveraged exposure. The Fund’s investment in these instruments generally requires a small investment relative to the amount of investment exposure assumed. As a result, such investments may give rise to losses that exceed the amount invested in those instruments. Because such instruments are an integral part of the Fund’s investment strategy, the use of such instruments may expose the Fund to potentially dramatic losses or gains in the value of its portfolio. The cost of investing in such instruments generally increases as interest rates increase, which will lower the Fund’s return.

12.	Comment. Please provide the percentage of each Fund’s assets that will be invested in collateral.

Response. The Advisor estimates that, at times, as much as 100% of the Global Managed Futures Strategy Fund’s assets could be invested in U.S. government securities, short-term, high quality fixed-income securities, money market instruments, overnight and fixed-term repurchase agreements, cash and other cash equivalents with maturities of one year or less. The Fund may use any or all of these assets, as well as any other liquid securities held by the Fund to collateralize the Fund’s investments in derivatives. The Advisor will increase or decrease this percentage as necessary to ensure that the Fund’s investments in derivatives are adequately covered for purposes of Section 18 and related staff guidance.

Mr. Richard Pfordte

Ms. Kimberly Browning

May 10, 2012

13.	Comment. Please disclose the credit quality of the fixed income securities that each Fund may invest in.

Response. We have added the requested disclosure to each Fund’s “Principal Investment Strategies” section.

14.	Comment. Please specify each Portfolio Manager’s past titles for the duration of the history provided in response to Item 5.

Response. We respectfully decline to add the requested information to our Item 5 disclosure because it is neither required nor permitted. We believe the existing disclosure complies with the Form N-1A requirement to disclose the name, title, and length of service of the person or persons employed by or associated with the Fund or its investment adviser. We note, however, that the additional information requested is included in the more detailed discussion in Item 10 under “Portfolio Management.”

15.	Comment. For the Global Managed Futures Strategy Fund, please disclose the Fund’s 80% investment policy pursuant to Rule 35d-1.

Response. As requested, we will disclose the Fund’s 80% investment policy in the Fund’s Prospectus and SAI. As a matter of general policy, the Fund will invest at least 80% of its net assets, plus any borrowings for investment purposes, in “managed futures.” For these purposes, managed futures are investments in equity-linked, commodity-linked, currency-linked and financial-linked instruments, as well as U.S. government securities and money market instruments, that taken together have economic characteristics similar or equivalent to those of the listed commodity, currency and financial futures contracts described in the Fund’s Prospectus. If, subsequent to an investment, the 80% requirement is no longer met, the Fund’s future investments will be made in a manner that will bring the Fund into compliance with this policy. The Trust will provide shareholders with sixty (60) days’ prior notice of any change to this policy for the Fund.

16.	Comment. Please confirm whether the Funds are purchasing and writing derivatives. If the Funds are doing both, please ensure that the Funds’ principal investment strategy discussion and risks disclose this fact.

Response. We have confirmed with our client that the Funds will write and purchase certain derivatives. We have revised the Funds’ “Principal Investment Strategies” and “Principal Risks” sections accordingly.

17.	Comment. Please change the heading “Investment Risks” in the Item 9 disclosure to “Principal Investment Risks.”

Response. We have revised the heading accordingly.

Mr. Richard Pfordte

Ms. Kimberly Browning

May 10, 2012

18.	Comment. Please include more detail about the Subsidiaries in Item 9 of the Funds’ Prospectus.

Response. We have revised the Item 9 disclosure as requested.

19.	Comment. Please confirm whether the Funds will invest in inverse and/or leveraged ETFs. If they will, please disclose this fact and any attendant risks in the Funds’ Prospectus.

Response. We have confirmed with the Registrant that the Advisor has no plans to invest the Funds’ assets in inverse or leveraged ETFs. If the Funds invest in such ETFs in the future, we will revisit the Funds’ disclosure to ensure that it is accurate.

20.	Comment. Please disclose the risks associated with the Advisor’s policy to not engage in temporary defensive investing.

Response. We have augmented the Funds’ disclosure as requested.

21.	Comment. Please limit the disclosure under “Purchase and Sale of Fund Shares” to only that required by Form N-1A.

Response. We have not revised the “Purchase and Sale of Fund Shares” section. We believe the section includes only disclosure that is responsive to Item 6 in Form N-1A.

22.	Comment. The SAI discloses that each Fund is authorized to pledge portfolio securities in an amount up to one-third of the value of the Fund’s total assets in connection with any borrowing. Please adopt this policy as a non-fundamental policy of the Funds.

Response. Because we believe the existing disclosure referenced by the staff is clear and the Funds’ practices regarding pledging securities is not one the enumerated items required by Form N-1A to be disclosed as a Fund policy, we respectfully decline to ask the Funds’ Board to adopt the referenced disclosure as a non-fundamental policy of the Funds. However, as a practical matter, the Adviser treats this limitation as a non-fundamental policy of the Funds, and would not materially change the pledging practices of the Funds without obtaining prior Board approval.

23.	Comment. Please provide a cite to the authority supporting footnote one to the Funds’ second fundamental investment policy about the Funds ability to make loans.

Response. We have removed the footnote.

24.	Comment. For each Fund, please confirm that all principal risks are disclosed and that each principal risk corresponds to the Fund’s principal investment strategies. In addition, please confirm that the principal risks disclosed in the SAI correspond with those disclosed in the Prospectus, and that the risk disclosure in the SAI distinguishes between principal and non-principal risks.

Response. We have confirmed with our client that all of the principal risks for each Fund are disclosed and that each principal risk corresponds to the Fund’s principal investment strategies.

Mr. Richard Pfordte

Ms. Kimberly Browning

May 10, 2012

We further confirm that each principal risk disclosed in the SAI also is disclosed in the Prospectus and that the SAI specifies which risks are considered principal and non-principal.

*        *        *

I hereby acknowledge on behalf of Rydex Series Funds (the “Trust”) that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.739.5684 or John McGuire at 202.739.5654.

Sincerely,

/s/ Laura E. Flores
Laura E. Flores

cc:	Amy J. Lee, Esq.
W. JohnMcGuire, Esq.